19010293

SEC
Mail Processing
Section

MAR 18 2019

Washington DC
413

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RedTail Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street, 8th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holland & Company
(Name – *if individual, state last, first, middle name*)

411 Pompton Avenue	Cedar Grove	NJ	07009
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Anthony L. Caudle, Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RedTail Capital Markets, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

MICHAEL MARAGOUDAKIS
Notary Public, State of New York
No. 01MA6079717
Qualified in Queens County
Commission Expires 9-3-2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDTAIL CAPITAL MARKETS, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2018

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

REDTAIL CAPITAL MARKETS, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2018

TABLE OF CONTENTS

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Redtail Capital Markets, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Redtail Capital Markets, LLC. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Redtail Capital Markets LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Redtail Capital Markets, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Redtail Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Holland & Company

We have served as Redtail Capital Markets, LLC.'s auditor since 2019.

Cedar Grove, New Jersey
March 15, 2019

REDTAIL CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash	$	28,410
Accounts receivable		42,500
Securities owned, at market		1,996
Due from affiliate		4,028
TOTAL ASSETS	$	76,934
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	26,664
TOTAL LIABILITIES		26,664
MEMBER'S EQUITY		50,270
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	76,934

The accompanying notes are an integral part of these financial statement.

REDTAIL CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

RedTail Capital Markets, LLC (the "Company"), was formed on October 25, 2013, under the laws of the State of New York, and commenced operations on August 19, 2014. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).The Company's FINRA membership agreement was amended on October 11, 2017, authorizing the firm to complete best efforts underwriting services, private placements and mergers and acquisitions ("M&A") related services. The Company operated out of one office in New York City.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities of three months of less to be cash equivalents.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. During the year ended December 31, 2018, the Company wrote off no receivables and had no allowance for doubtful accounts at December 31, 2018.

Marketable Securities
Marketable securities represent the Company's investments in stocks and mutual funds, and are recorded on a trade date basis. Marketable securities are carried at fair value and based upon their last sale price at the close of business on December 31, 2017, unrealized and realized gains and losses are reflected in other income in the statement of income.

Revenue Recognition
Adoption of ASU 2014-09 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, Revenue Recognition from Contracts with Customers Topic 606). The ASU modifies the guidance used to recognize revenue from contracts with customers and transfers of nonfinancial assets , unless those contracts are within the scope of other guidance. The ASU eliminates all transaction and industry specific accounting principles and replaces them with a unified, five step approach. The Company adopted Topic 606 as of January 1, 2018 under the full retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's financial statements and there were no adjustments recorded to previously reported mounts.

Revenue Recognition (Continued)
Underwriting Income: The Company participates in underwritings on a best efforts basis. Revenue is recognized on the trade date (the date the securities are issued by the issuer) for the portion the Company has sold. The Company believes the trade date is the appropriate point in time to recognize revenue for securities underwriting activities as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains control and benefit of the capital markets offering at that point.

Service Income: The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to revenue recognition are reflected as deferred revenue. As of December 31, 2018 the Company had no deferred revenue.

Accounts receivable from customers were $42,000 and $90,492 at December 31, 2018 and 2017, respectively.

Income Taxes
The Company is a limited liability company and is treated as a sole proprietorship for income tax purposes. As a result, no Federal, New York State, or New York City income taxes (if applicable) are provided, as they are the responsibility of the Managing Member.

The open tax years under potential examination vary by jurisdiction, but are mainly 2015, 2016 and 2017. At December 31, 2018, the Company has reviewed its positions taken on its tax returns and believes that there are no uncertain tax positions taken that would require recognition in the financial statements.

Subsequent Events
The Company's net capital fell below its minimum requirement in 2019. See Footnote 8.

Management has evaluated subsequent events through March 15, 2019, the date the financial statements were issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

NOTE 3 - FAIR VALUE MEASUREMENT

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the investment based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 -Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

NOTE 3 - FAIR VALUE MEASUREMENT (Continued)

Level 3 - Valuation based on inputs that are unobservable, supported by little or no market activity, and significant to overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets, and other characteristics particular to the transaction. To the extent the valuations are based on models or inputs that are less observable or unobservable in the market, the determination of fair market value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

All of the Company's investments are categorized in Level 2 of the fair value hierarchy at December 31, 2018.

	Level 1	Level 2	Level 3	Total
Certificate of Deposit	$ -	$ 1,996	$ -	$ 1,996
	$ -	$ 1,996	$ -	$ 1,996

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2017, the amount in excess of insured limits of $250,000 was $0.

Accounts receivable

One customer accounts for 99% of accounts receivable at December 31, 2018.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's securities positions are held at TD Ameritrade, Inc. (f/k/a Scottrade, Inc.) at December 31, 2018. In January 2019, the Company transferred its brokerage account to T Rowe Price (the "broker"). The Company is subject to credit risk should the broker be unable to meet its obligations either to repay amounts owed or to return the Company securities. This risk is mitigated by the fact that the Company's account is carried by Scottrade as a customer account, as defined, and is therefore afforded certain protections under Securities and Exchange Commission Rules with regard thereto

The Company's financial instruments are subject to the following risks:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic842). The update requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments.. The new standard is effective for annual periods beginning after December 15, 2018. The Company is assessing the impact of the new ASU on its financial statements.

NOTE 7 - RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related entity under common control. Under this agreement, the related party provides rent, utilities and administrative services on behalf of the Company and these expenses are not required to be paid back to the affiliate. The financial position and results of operations included in the accompanying financial statements could be different if the agreement with the related entity did not exist. During the year ended December 31, 2018, no amounts were paid to the related entity. As of December 31, 2018, the Company had a due from affiliate balance of $4,028.

NOTE 8 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $3,737, which was $1,263 less than its required minimum net capital of $5,000. On February 1, 2019, the Company collected an outstanding receivable of $42,000 thereby curing the net capital deficiency. The Company's ratio of aggregate indebtedness to net capital was 7.13 to 1 as of December 31, 2018.

The Company does not carry accounts of its customers and accordingly is exempt under SEC Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3.

NOTE 9 – GOING COCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations during 2018. This raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In the first quarter of 2019, the Company entered into new contracts with customers which will have a positive impact on revenue. Management has also pledged additional support to the Company if necessary to enable it to continue as a going concern.